EMI

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

19th January, 2005.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 12th January 2005, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 19th January 2005, confirming that Wellington Management Company, LLP has increased its holding in EMI Group plc Ordinary Shares of 14p each and, as at 18th January 2005, held 41,369,739 shares, being 5.24% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

dlg 2/10

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 05/04

Company Announcements Office,
London Stock Exchange.

19th January, 2005.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Wellington Management Company, LLP, a discretionary investment manager acting on behalf of its various clients, in a letter dated and received by fax after the close of business on 18th January 2005, that it has increased its holding in EMI Group plc Ordinary Shares of 14p each and, as at 18th January 2005, had an interest in 41,369,739 shares, being 5.24% of the shares in issue.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231